================================================================================







                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                      for the year ended December 31, 2002

                               WYETH SAVINGS PLAN
                            (Full title of the Plan)


                                      Wyeth
          (Name of Issuer of the securities held pursuant to the Plan)


                               Five Giralda Farms
                            Madison, New Jersey 07940
                     (Address of principal executive office)




================================================================================

                                    SIGNATURE
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    Wyeth
                                                 -----------
                                                 (Registrant)


                              By:    /s/ Paul J. Jones
                                    ---------------------------------
                                    Paul J. Jones
                                    Vice President and Controller


Date: June 26, 2003

                                    SIGNATURE
                                    ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Wyeth Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              WYETH SAVINGS PLAN


                                    By:     /s/ Jack M. O'Connor
                                          ----------------------------
                                          Jack M. O'Connor
                                          Member of the Wyeth
                                          Savings Plan Committee


Date: June 26, 2003

                              WYETH SAVINGS PLAN

                             FINANCIAL STATEMENTS

                       AS OF DECEMBER 31, 2002 AND 2001

          TOGETHER WITH THE REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



















EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 045

                               WYETH SAVINGS PLAN
                           DECEMBER 31, 2002 AND 2001

                                      INDEX




                                                                        Page
                                                                        ----

Report of Independent Public Accountants

Statements of Net Assets Available for Plan Benefits
as of December 31, 2002 and 2001                                          1

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2002                                      2

Notes to Financial Statements                                           3 - 8

Supplemental Schedule:*

      Item 4i - Schedule of Assets (Held at End of Year)
      as of December 31, 2002                                         Schedule I

Consent of Independent Public Accountants


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Participants and Administrator of Wyeth Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of Wyeth Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Florham Park, New Jersey


June 26, 2003

                               Wyeth Savings Plan
              Statements of Net Assets Available for Plan Benefits
                        As of December 31, 2002 and 2001



                                                            December 31,
                                                      2002             2001
                                                 --------------   --------------
Assets:
    Investments, at fair value                   $1,755,485,074   $2,048,266,624

    Loans to participants                            32,280,418       32,008,419

    Receivables:
     Employer contribution                            1,672,944        1,508,635
     Participant contribution                         5,506,682        4,974,066
     Due from brokers for securities sold                  --          2,518,653
                                                 --------------   --------------
          Total receivables                           7,179,626        9,001,354
                                                 --------------   --------------


    Cash and cash equivalents                        73,406,963       84,524,298
                                                 --------------   --------------

    Total Assets                                 $1,868,352,081   $2,173,800,695
                                                 --------------   --------------

Liabilities:
    Due to brokers for securities purchased           3,398,777        2,545,302
                                                 --------------   --------------

Net Assets Available for Plan Benefits           $1,864,953,304   $2,171,255,393
                                                 ==============   ==============



The accompanying notes to financial statements are an integral part of these statements.

                               Wyeth Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                      For The Year Ended December 31, 2002



Reductions in net assets attributed to:
 Investment Loss:
    Net depreciation in fair value
    of investments                                                ($461,551,913)
    Interest                                                         36,362,559
    Dividends                                                        22,025,091
                                                                 --------------
        Total investment loss                                      (403,164,263)


 Contributions:
    Employer                                                         43,272,247
    Participant                                                     148,341,418
                                                                 --------------
        Total contributions                                         191,613,665
                                                                 --------------

 Rollovers into Plan                                                 21,351,173
                                                                 --------------


           Total reductions                                        (190,199,425)
                                                                 --------------


Deductions from net assets attributed to:
 Benefits paid to participants                                      116,102,664
                                                                 --------------


    Net deductions                                                 (306,302,089)



Net Assets Available for Plan Benefits
 Beginning of Year                                                2,171,255,393
                                                                 --------------

 End of Year                                                     $1,864,953,304
                                                                 ==============


The accompanying notes to financial statements are an integral part of this statement.

                              WYETH SAVINGS PLAN
                        NOTES TO FINANCIAL STATEMENTS




NOTE 1 - PLAN DESCRIPTION
         ----------------

The following description of the Wyeth Savings Plan (the "Plan") only provides general information. Participants of the Plan should refer to the Plan Document for a more detailed and complete description of the Plan's provisions.

General
-------

The Plan, a defined profit sharing contribution plan, was approved and adopted by the Board of Directors of Wyeth (the "Company") and became effective on April 1, 1985. Effective March 11, 2002, the Company changed its name to Wyeth, and accordingly, the Plan's name was changed to the Wyeth Savings Plan. Full-time (U.S. paid) employees of the U.S. Company and its participating U.S. subsidiaries who are not subject to a collective bargaining agreement ("non-union") are eligible to participate in the Plan after attaining age 21, as defined in the Plan. Part-time (U.S. paid) employees additionally must complete at least 1,000 hours during the first 12 months of employment or during any calendar year following the year in which they are hired. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and qualified under the Internal Revenue Code (the "Code").

Contributions
-------------

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their covered compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. The Company will contribute an amount equal to 50% of the participant's contributions to the Plan for contributions up to 6% of the participant's covered compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.

Rollovers into Plan
-------------------

Participants may elect to rollover their balances into the Plan from qualified plans of other employers, upon consent of the Plan administrator.

Vesting and Separation From Service
-----------------------------------

Participants are fully vested at all times in their salary deferral, after-tax contributions and rollovers plus actual earnings thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in the Company matching contributions according to the following schedule:

                                                       Vesting
               Years of Continuous Service            Percentage
               ---------------------------            ----------
                   1 year completed                       0%
                   2 years completed                     25%
                   3 years completed                     50%
                   4 years completed                     75%
                   5 years completed                    100%

Regardless of the number of years of continuous service, participants shall be fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions is forfeited and becomes available to satisfy future Company matching contributions. During 2002, forfeitures of $1,243,846 were used to offset Company matching contributions. As of December 31, 2002 and 2001, the amount of forfeitures available to offset future Company matching contributions totaled $308,207 and $47,385, respectively.

Distributions
-------------

Participants are entitled to withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined in the Plan Document. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the Wyeth Savings Plan Committee ("the Committee"). Participants are limited to one non-hardship and one hardship withdrawal each year. Participants may make hardship withdrawals provided they have no other funds that are readily available to meet that need.

Upon termination of employment, participants are entitled to a lump-sum distribution of their vested account balance. Participants can defer the distribution of their accounts if the participant's account balance is greater than $5,000.

Loans
-----

Participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Participants in the Plan may borrow up to 50% of their vested account balances. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged on loans provides a return commensurate with a market rate, or such other rate as permitted by government regulations as of the date of the loan agreement.

NOTE 2 - ACCOUNTING POLICIES
         -------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Contributions
-------------

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Benefits
--------

Benefits are recorded when paid.

Investment Valuation
--------------------

The Wyeth Common Stock Fund is recorded at fair market value. Shares in the Fidelity Funds and the MSIFT Value Portfolio - Adviser Class are recorded at fair market value, which is based on their published net asset value. The investment contracts comprising the Interest Income Fund are recorded at contract value based upon information provided by the Fidelity Management Trust Company (the "Trustee") which approximates fair market value (see also NOTE 3).

Loans are valued at cost which does not differ materially from fair market value.

Investment transactions are recorded on a trade date basis.

Administrative Costs
--------------------

All costs and expenses of administering the Plan are paid by the Company.

Risks and Uncertainties
-----------------------

The Plan's assets consist of various investments which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Use of Estimates
----------------

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and necessarily include amounts based on judgments and estimates made by management. Actual results could differ from those estimates.

Reclassification
----------------

Certain reclassifications have been made to the December 31, 2001 financial statements to conform to the December 31, 2002 presentation.

NOTE 3 - INVESTMENT ELECTIONS
         --------------------

Participants can elect to invest amounts credited to their account in any of eight investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The eight investment options are as follows for 2002 and 2001:

      Interest Income Fund - consists primarily of guaranteed investment contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. There are also several collective trusts and wrapper contracts (the purpose of the wrapper contracts is to provide market and cash flow risk protection to the Plan by maintaining the stable value of the investment and ensuring the desired targeted return) in the fund. The investment contracts underlying the Interest Income Fund are guaranteed by the issuing insurance carrier. However, the Committee has established guidelines that provide that investment contracts be placed with companies rated Aa3 or higher by Moody's and AA- or higher by Standard & Poor's. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund. The average blended yield and crediting interest rates attributable to these contracts approximated 5.90% for 2002 and 6.48% for 2001.

      Wyeth Common Stock Fund - consists primarily of Company common stock. Purchases and sales of Wyeth common stock are made in the open market. Participants have full voting rights for equivalent shares purchased at their direction under the Plan.

      Fidelity Magellan Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies that the investment manager believes possess above average growth potential.

      Fidelity Balanced Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests in high yielding securities, including common stocks, preferred stocks and bonds, with at least 25% of the fund's assets in fixed income senior securities.

      Fidelity International Growth & Income Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

      Fidelity Spartan U.S. Equity Index Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the stocks of companies that make up the Standard & Poor's 500 Index.

      Fidelity Low-Priced Stock Fund - consists of shares in a mutual fund managed by Fidelity Management & Research Company that invests primarily in domestic and international small capitalization equities.

      MSIFT Value Portfolio - Adviser Class - consists of shares in a mutual fund managed by Morgan Stanley Investments, LLP. which seeks long-term returns by investing in stocks of large and mid-sized companies.

NOTE 4 - MANAGEMENT OF THE PLAN
         ----------------------

The Plan is administered by the Committee, which was appointed by the Board of Directors of the Company. Fidelity Management Trust Company was appointed by the Committee as Trustee, recordkeeper, and custodian, and is a party-in-interest to the Plan.

NOTE 5 - PLAN AMENDMENTS
         ---------------

The Plan was amended effective January 1, 2002 to comply with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan was also amended in 2002 for certain administrative enhancements.

NOTE 6 - FEDERAL INCOME TAX STATUS
         -------------------------

The Plan obtained its latest determination letter on March 3, 2003, in which the Internal Revenue Service stated that the Plan, as amended effective February 20, 2002, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been made.

NOTE 7 - RELATED-PARTY TRANSACTIONS
         --------------------------

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. As stated in NOTE 4, Fidelity Management Trust Company is the Trustee and therefore, these transactions qualify as party-in-interest transactions.

NOTE 8 - PLAN TERMINATION
         ----------------

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contribution amounts and are entitled to full distribution of such amounts.

NOTE 9 - INVESTMENTS
         -----------

The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                  2002              2001
                                                  ----              ----

Wyeth Common Stock Fund                       $442,551,830      $665,657,464

Fidelity Spartan U.S. Equity Index Fund       $235,478,355      $308,313,690

Fidelity Magellan Fund                        $205,407,763      $264,432,062

Fidelity Balanced Fund                        $139,210,068      $149,831,361

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($461,551,913) as follows:

                   Wyeth Common Stock Fund     ($287,973,337)
                   Mutual Funds                 (173,578,576)
                                               -------------
                   Total                       ($461,551,913)
                                               =============

                                                                               Schedule I
                                   Wyeth Savings Plan
              Schedule H Item 4i - Schedule of Assets (Held at End of Year)
                                 As of December 31, 2002
                       Employer Identification Number - 13-2526821
                                    Plan Number - 045


Identity of Issuer                   Description of Investment      Cost**  Current Value
------------------                   -------------------------      ------  -------------

Investment Contracts:
---------------------

Bank of America                      Mutual Fund                              $82,712,496
                                     Wrapper Contract                         ($2,694,438)

Canada Life Insurance                GIC 7.20% Due 9/15/05                    $23,439,065

John Hancock Mutual Life Insurance   GIC 6.05% Due 12/15/04                   $19,248,072

Massachussetts Mutual Life Insurance GIC 6.82% Due 9/15/03                    $18,818,308

Metropolitan Life Insurance          GIC 4.24% Due 12/15/08                   $36,049,182

Monumental Life Insurance            GIC 6.56% Due 6/16/03                    $26,699,099
                                     GIC 3.56% Due 12/15/06                   $18,020,713
                                     GIC 6.22% Due 6/15/07                    $11,743,531

New York Life Insurance              GIC 7.10% Due 12/15/05                   $36,958,458

Principal Mutual Life Insurance      GIC 5.95% Due 3/15/07                    $22,883,475

Travelers Insurance                  GIC 7.40% Due 3/15/05                    $24,749,441
                                     GIC 7.05% Due 6/15/05                    $25,132,655
                                     GIC 6.13% Due 3/31/08                    $22,257,065

CDC Financial Products               Collective Trust 5.24%                   $69,335,020
                                     Wrapper Contract                         ($3,486,721)

Morgan Stanley                       Collective Trust 4.78%                   $10,568,299

SEI Financial Management             Collective Trust 5.02%                   $62,056,049

State Street Bank and Trust          Collective Trust 5.25%                   $75,429,367
                                     Wrapper Contract                         ($4,072,326)


*  Represents a Party-in-interest to the Plan.
**Cost not required for participant directed investments.



                                                                               Schedule I
                                                                               (Continued)
                                   Wyeth Savings Plan
              Schedule H Item 4i - Schedule of Assets (Held at End of Year)
                                 As of December 31, 2002
                       Employer Identification Number - 13-2526821
                                    Plan Number - 045


Identity of Issuer                   Description of Investment      Cost**  Current Value
------------------                   -------------------------      ------  -------------

Wyeth*                               Common Stock
------
                                     11,830,984 shares                       $442,551,830

Mutual Funds:
-------------

Fidelity Management Trust Company*   Magellan Fund
                                     2,601,415 shares                        $205,407,763

Fidelity Management Trust Company*   Balanced Fund
                                     10,474,798 shares                       $139,210,068

Fidelity Management Trust Company*   International Growth & Income Fund
                                     3,533,636 shares                         $59,435,761

Fidelity Management Trust Company*   Spartan U.S. Equity Index Fund
                                     7,559,498 shares                        $235,478,355

Fidelity Management Trust Company*   Low-Priced Stock Fund
                                     3,070,148 shares                         $77,275,615

Morgan Stanley Investments, LLP.     MSIFT Value Portfolio - Adviser Class
                                     1,742,171 shares                         $20,278,872
                                                                            --------------

Total Investments per Statement
of Net Assets Available for Plan Benefits                                   $1,755,485,074
                                                                            ==============

Loans to Plan Participants*          Rates ranging from 5.25% to 10.5%
                                     Due through 2018                         $32,280,418
                                                                            ==============

* Represents a party-in-interest to the Plan.
**Cost not required for participant directed investments.


                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                  -----------------------------------------



We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 33-45324 and 33-57339), Form S-4 (No. 333-59642),
and Form S-8 (Nos. 2-96127, 33-24068, 33-41434, 33-53733, 33-55449, 33-45970,
33-14458, 33-50149, 33-55456, 333-15509, 333-76939, 333-67008, 333-64154,
333-59668, 333-89318, 333-98619 and 333-98623) of Wyeth of our report dated June
26, 2003 relating to the financial statements of the Wyeth Savings Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP
Florham Park, New Jersey

June 26, 2003